SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 21st, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature
Exhibit 99-1
Exhibit 99-2

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated June 21st, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Exhibit 99-1
12 june, 2007
SCOR is pleased to announce the opening of its Offer for Converium
SCOR is pleased to announce the opening of its public tender offer (“Offer”) for all publicly held registered shares of Converium Holding Ltd (“Converium”). In its recommendation IV dated June 9, 2007 (“Recommendation IV”), the Swiss Takeover Board determined that the Offer complies with Swiss takeover laws.
The Offer may be accepted from June 12, 2007 until July 9, 2007, subject to extension in accordance with the provisions of the Offer Prospectus (see indicative timetable).
This combination aims at creating the fifth largest global multi-line reinsurer. This friendly transaction has been unanimously recommended and fully supported by Converium’s own Board of Directors and Global Executive Committee.
1. A very attractive offer
SCOR offers for each tendered Converium Share (i) 0.5 New SCOR Share, (ii) CHF 5.50 in cash, and (iii) an amount of EUR 0.40 in cash, equal to 50 % of the amount of the dividend paid per SCOR Share for the business year 2006, to be converted to CHF at the exchange rate EUR/CHF applicable on the day preceding the settlement of the offer (together, including possible adjustments, the “Offer Price”).
SCOR considers that the proposed terms of this Offer are very attractive to Converium shareholders and notes that the friendly and recommended nature of the transaction significantly reduces the execution risks of this combination.
Based on the closing price of SCOR Shares on May 9, 2007:
—	The Offer Price is adjusted by 7.9% and takes into account the increase in Converium’s net asset value in Q1 2007

—	The Offer Price represents a significant premium to Converium shareholders:
→ 39% premium on last unaffected share price (4 January 2007)
→ 27% and 32% premium on respective 1-month and 3-month average prior to the announcement of block acquisitions (16 February 2007)
2. A compelling business rationale
The Group which will combine SCOR and Converium will become one of the top choices for clients in key markets. It will capitalise on a comprehensive network structured around hubs with three key European locations Paris, Zurich and Cologne, plus 2 major hubs for Asia and for the Americas. It will also benefit from an enlarged pool of talents and competencies and an increased diversified offering by market and business line. This combination is also predicated on manageable overlaps between the books of business of the two companies. Improved market presence and proactive cycle management is expected to deliver sustainable growth.
The combination of Converium and SCOR will create a Top 5 global multi-line reinsurance company in terms of pro forma gross written premiums, based on very solid foundations:
—	Premium income in the range of EUR 5.5 billion;

—	Market capitalisation in the range of EUR 3.7 billion;

—	Long term capital base in the range of EUR 4.8 billion;

—	Leading positions in Europe in most lines of business and leading global market positions in selected areas such as life reinsurance, specialty lines, large facultative accounts and treaties;

—	Well diversified sources of revenues between life and non-life lines, providing reduced earnings volatility and improved risk profile;

—	Strong position to efficiently manage cycle thanks to a wider spectrum of business lines and services;

—	Value enhancing combination of recognised pools of talents from both organisations focused on innovation and tailor-made solutions for clients and better able to adapt to today’s risk environment;

—	EUR 65 million of estimated annual pre-tax cost synergies from 2009 onwards;

—	Maximum diversification benefit according to Solvency II requirements;

—	State-of-the-art Enterprise Risk Management (ERM).
The transaction will have a significant positive impact for SCOR shareholders. It should result in a single digit EPS accretion as soon as 2008 and a double digit EPS accretion in 2009 based on the “Dynamic Lift” assumptions.

SCOR strongly believes that this combination is beneficial for all stakeholders. Clients and brokers will gain access to a new top-choice risk carrier, an enlarged and innovative product mix, a reinforced security level and an expanded network. Employees will benefit from enhanced opportunities. The combination is also expected to create substantial value for both companies’ shareholders as the benefits of the combination are realised.
3. A clear strategic vision and reduced execution risks
The Dynamic Lift V1 plan, published on 4 April 2007 and designed for the Group that will result from the combination of SCOR and Converium, sets out the strategic vision behind the creation of the fifth largest global multi-line reinsurer benefiting from all the advantages that scale and scope bring.
It underscores the industrial rationale inherent to this combination that accelerates SCOR’s proven strategy over the last three years. The new Group will constitute a leading risk carrier and price maker with reinforced market positions in Europe and in lines of business such as Specialty Lines and European Treaty, where the Group has competitive advantages.
The new Group will have the necessary size to derive maximum benefit on its capital base thanks to its large diversification, especially when considered in the context of the upcoming Solvency II regulatory framework.
The Dynamic Lift plan is predicated upon the trends towards higher capital requirements, a realistic assessment of insurance and reinsurance market developments and a stable financial environment. Under these reasonable assumptions, the financial model underpinning the Dynamic Lift plan aims at three key targets:
(i)	an A+ level of security by 2010;

(ii)	an RoE of 900 bps above the risk free rate over the cycle;

(iii)	Internally generated capital resources needed to finance the development of the Group over the cycle.
As part of the friendly combination process of the two groups, the Dynamic Lift V1 plan will be enriched, detailed and refined with Converium’s management and the resulting Dynamic Lift V2 plan will be presented early September.
4. The integration process is underway
Subject to compliance with applicable antitrust laws, two key joint-committees with equitable representation have been set up and have already been convened : an Integration Committee and an Underwriting Committee.
The Underwriting Committee comprises seven different workgroups:
—	Life underwriting

—	Non-Life underwriting

—	London-based joint-ventures

—	Pricing and reserving

—	Claims and commutations

—	Retrocession and Cat Bond

—	Capital allocation
The Integration Committee comprises seven different workgroups:

—	Organizational and legal structures

—	Compliance, audit and governance

—	IT

—	Finance

—	Asset Management

—	Human Resources

—	Communication
The integration process is focused on offering a seamless interface to all our clients and a common underwriting plan for the 2008 renewals. The new underwriting plan will be presented before the Monte-Carlo Rendez-Vous scheduled on 10 September 2007.
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The Swiss Takeover Board pretends in its Recommendation IV that SCOR has acted in concert with Martin Ebner and all persons and other legal entities directly or indirectly controlled by him with respect to the Offer at the latest as from the execution of the Share Purchase Agreement with Patinex dated February 16, 2007. SCOR entirely refutes this allegation. SCOR reserves the right to file an appeal in accordance with the applicable legal and regulatory provisions but has decided not to delay the opening of the Offer. SCOR considers that the characterization of such an action in concert by the Swiss Takeover Board should not have any impact on the Offer itself.

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Denis Kessler, SCOR Chairman and Chief Executive Officer, said:
“The opening of the Offer is excellent news. Converium shareholders now have a solid offer, which provides full value for their company. The agreement concluded with the Board of Directors and the management of Converium is an essential contribution for a rapid integration of the two groups and for the implementation of a common underwriting policy as soon as the 2008 renewals.
I am very pleased to note the strong mobilization of Converium and SCOR teams to realize this exciting project which will create the fifth largest reinsurance group in the world. This project will create value by reinforcing the competitive position of the new group, by deepening its expertise and competencies, by raising the level of its risk management and by widening its degree of diversification.
On behalf of the Board of Directors of SCOR I would like to heartily invite all the shareholders of Converium to support this important project by tendering their shares to the Offer that opens today.”
Indicative Timetable of the Offer

Start of the offer period:	June 12, 2007

End of the offer period*:	July 9, 2007, 4:00 p.m. CET

Publication of the preliminary interim result*:	July 10, 2007
Publication of the definitive interim result*:	July 13, 2007

Start of the additional acceptance period*:	July 13, 2007
End of the additional acceptance period*:	July 26, 2007, 4:00 p.m. CET

Publication of the preliminary end result*:	July 27, 2007
Publication of the definitive end result*:	August 2, 2007

Settlement Date*:	August 8, 2007

*	SCOR reserves the right to extend the offer period once or several times in which case the subsequent dates will be postponed
Communication timetable

SCOR Global Life Embedded Value	2 July 2007
2007 First Half Results	29 August 2007
Dynamic Lift V2	First week of September
This communication does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of the public tender offer in Switzerland by SCOR on the shares of Converium Holding AG (“Converium”) with a nominal value of CHF 5 each (the “Tender Offer”) or otherwise in France or in any jurisdiction where such offer, solicitation, sale or the acceptance of such offer may be unlawful. It does also not constitute a recommendation to sell or buy shares in SCOR or Converium.
The Offer Prospectus (the “Offer Prospectus”) contains the terms and conditions of the Tender Offer, including the scope of the Tender Offer, the way the Tender Offer can be accepted and the restrictions applicable to the Tender Offer in some countries. The Tender Offer is subject to all the terms and conditions set forth in the Offer Prospectus.
The Tender Offer made to the shareholders of Converium and the Offer Prospectus which has been filed with the Swiss Take Over Board and published on Bloomberg and in Le Temps and Neue Zürcher Zeitung in Switzerland on April 5, 2007 have been exclusively prepared under Swiss law and are subject to review and supervision by Swiss authorities only. The Tender Offer is not subject to any formality, registration or approval outside Switzerland (except for the share offering circular (the “Admission Prospectus”) and the complementary note (the “Complementary Note”) relating to the new SCOR shares to be issued in consideration to Converium shareholders’ contributions of their shares to the Tender Offer (the “New SCOR Shares”)). The Tender Offer will not be made and may not be accepted in any jurisdiction where it breaches applicable law or where the applicable law requires SCOR in any way to change the Tender Offer, to submit an additional application to any authorities or other institutions, or to take any additional actions in connection with the Tender Offer (including, without limitation, Japan). SCOR shall not accept and shall have no obligation to accept any tenders made in connection with the Tender Offer from any such jurisdiction. It is not intended to extend the Tender Offer to any such jurisdictions. Documents related to the Tender Offer may neither be distributed in nor sent into such jurisdictions. Such documents do not constitute and may not be used to solicit an offer to sell or to purchase securities by any persons in such jurisdictions. In addition, the delivery of the New SCOR Shares may be subject, in certain jurisdictions, to specific regulations or restrictions. The Tender Offer is not addressed to persons subject to such restrictions, either directly or indirectly. Persons in possession of the Offer Prospectus or any other document relating to the Tender Offer are required to obtain information about any local restriction that may apply and comply therewith. SCOR disclaims any liability for any violation of any applicable restrictions by any person.
The Admission Prospectus and a document established for the purpose of SCOR’s shareholders’ meeting convened to approve the contributions by Patinex AG and by Alecta pensionsförsäkring, ömsesidigt of their Converium shares (the “Document E”) have been approved or registered, respectively, by the French Autorité des Marchés Financiers (the “AMF”) on April 10, 2007. The Complementary Note and a complementary document to Document E (the “Complementary Document”) have been approved or registered, respectively, by the French Autorité des Marchés Financiers (the “AMF”) on April 23, 2007. These documents are available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France, on SCOR’s website and on the AMF’s website. Copies of these documents will be addressed without charge upon request.
U.S. Restrictions
This communication does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States or to or from U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) and the Tender Offer will not be made in or into the United States and may not be accepted by U.S. persons or persons in the United States. Accordingly, copies of this communication are not being made available and should not be mailed or otherwise distributed or sent in, into or from the United States, and persons receiving this communication, the Offer Prospectus or any other documents relating to the Tender Offer (including custodians, nominees and trustees) must not distribute or send them into or from the United States. Shareholders of Converium who accept the Tender Offer will, unless otherwise agreed by SCOR, be deemed to certify they are not located in the United States and are not US Persons.
U.K. Restrictions
This communication is to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., copies of this communication are not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
Forward looking statements
SCOR does not communicate “profit forecasts” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward looking statements, contained in this paragraph, should not be held as corresponding to such profit forecasts. Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, including the risk that the combination of SCOR and Converium might not be consummated. The following factors, among others, may cause actual results, on the one hand, to differ from any results expressed or implied by the present communication, on the other hand: the costs related to the transaction; the inability to obtain, or meet conditions imposed by, the required governmental and regulatory approvals and consents; the risk that the businesses of SCOR and Converium will not be integrated successfully; other risks and uncertainties affecting SCOR and Converium including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings.
This list is not exhaustive. Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain additional important factors, risks and uncertainties that may affect the business of the SCOR group and to para. 2 of the Admission Prospectus, para. 2.1 of the Complementary Note, para. 3.1 of Document E and para. 3.1 of the Complementary Document for certain specific risk factors relating to the transactions to which they relate.

Exhibit 99-2
18 june, 2007
SCOR American Depositary Shares delisted June 14, 2007
SCOR announces that its American Depositary Shares (ADSs) were delisted on June 14, 2007 from the New York Stock Exchange, following the company’s application for voluntary delisting filed on June 4, 2007. As of June 14, 2007, SCOR’s American Depositary Receipt program has also transitioned to Level I status, and SCOR’s ADSs may now be traded on the Over-The-Counter Market.
SCOR has decided to apply for a secondary listing on the SWX Swiss Exchange upon consummation of the public tender offer for all publicly held registered shares of Converium Holding AG.
This decision by SCOR to delist from the New York Stock Exchange and to terminate the registration of its securities under the US Securities Exchange Act of 1934, in line with many other European and other issuers, was motivated by both cost and liquidity considerations and was taken in the interest of all of SCOR shareholders.
SCOR’s rationale for delisting and deregistration is based on the following:
—	The primary market for SCOR’s shares is Euronext (now part of NYSE-Euronext), where the average trading volume has accounted for more than 97% of SCOR’s worldwide trading volume over the last three years;

—	SCOR’s ADS trading volume has declined over the past three years and has accounted for approximately 1% of the total volume of shares traded over the last year (adjusted to reflect SCOR’s January 2007 ten-for-one reverse share split);

—	SCOR adopted International Financial Reporting Standards (IFRS) in 2005. The Company believes that U.S. GAAP and IFRS are generally equivalent in terms of disclosure and quality of information for investors and that it is unnecessary to publish its accounts under the two reporting standards.

—	SCOR is continuously seeking to optimize its operating costs.
The delisting and deregistration will have no impact on SCOR’s primary listing of its ordinary shares on Eurolist by Euronext. SCOR will continue to publish English language financial reports, financial statements, press releases and shareholder information, which will be available on its web site (www.scor.com) in accordance with Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934.
SCOR considers that U.S. investors are an important part of its investor base and will maintain its relationship with them, as well as maintaining and continuing to develop its business operations in the United States. The Company will continue to provide a high standard of corporate governance, information and disclosure for all investors, including those in the United States.
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Communication timetable

SCOR Global Life Embedded Value	2 July 2007
2007 First Half Results	29 August 2007
Dynamic Lift V2	First week of September
Forward looking statements
SCOR does not communicate “profit forecasts” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward looking statements, contained in this paragraph, should not be held as corresponding to such profit forecasts. Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause actual results, on the one hand, to differ from any results expressed or implied by the present communication, on the other hand.
Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain important factors, risks and uncertainties that may affect the business of the SCOR group.